# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OPAL Fuels Inc., CIK 0001842279
CUSIP: 68347P103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 700 Universe Boulevard, Juno Beach, Florida (FL), 33408
Date of event which requires filing of this statement: 03/10/2026
Amends the filing with accession number 0001123292-25-000700
Filed by CIK 0000753308
Persons authorized to receive notices and communications: Charles E. Sieving, Esq., EVP, NextEra Energy, Inc., 700 Universe Boulevard, Juno Beach, Florida (FL), 33408, 561-694-4000

## Reporting persons
- NEXTERA ENERGY INC (CIK 0000753308): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 2,158,547; sole dispositive power 0; shared dispositive power 2,158,547; aggregate amount beneficially owned 2,158,547 (7.4% of the class)
  Comment: Items 8, 10, 11: Reflects 2,158,547 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), owned by Mendocino Capital, LLC, a wholly owned subsidiary of NextEra Energy, Inc., a publicly traded company with its common stock listed on the New York Stock Exchange under the symbol "NEE".
  
  Item 13: The percentage used herein and in the rest of this Schedule 13D is calculated based upon 28,996,177 shares of the Issuer's Class A Common Stock outstanding as of November 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.
- Mendocino Capital, LLC (CIK 0001940599): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,158,547; sole dispositive power 0; shared dispositive power 2,158,547; aggregate amount beneficially owned 2,158,547 (7.4% of the class)
  Comment: Items 8, 10, 11: Reflects 2,158,547 shares of Class A Common Stock owned by Mendocino Capital, LLC, a wholly owned subsidiary of NextEra Energy, Inc., a publicly traded company with its common stock listed on the New York Stock Exchange under the symbol "NEE".
  
  Item 13: The percentage used herein and in the rest of this Schedule 13D is calculated based upon 28,996,177shares of the Issuer's Class A Common Stock outstanding as of November 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: OPAL Fuels Inc.
Address of issuer's principal executive offices: 700 Universe Boulevard, Juno Beach, Florida (FL), 33408
Comment: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to the Class A common stock, $0.0001 par value per share (the "Class A Common Stock"), of OPAL Fuels Inc. (the "Issuer"), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on August 1, 2022, as amended by Amendments No. 1 and No. 2 thereto on January 5, 2024 and December 3, 2025, respectively (as amended by such Amendments No. 1 and No. 2, the "Original Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Original Schedule 13D. This Amendment No. 3 is being filed solely to amend and restate Item 6 below to report the new information described therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The second paragraph of Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

In addition to the 2,158,547 shares of Class A Common Stock that are described herein, the Reporting Persons were previously the beneficial owners of Series A Preferred Units of Opal Fuels LLC (the "Series A Preferred Units"), all of which were directly owned by Mendocino. Opal Fuels LLC is an entity that directly or indirectly holds substantially all of the consolidated assets and business of the Issuer. On December 3, 2025, Mendocino provided written notice to Opal Fuels LLC, pursuant and subject to Opal Fuels LLC's Series A Preferred Unit Certificate of Designations, that Mendocino requested redemption, no later than 90 days after the date of such notice, of all of the Series A Preferred Units. On March 6, 2026, Opal Fuels fully redeemed from Mendocino all of the Series A Preferred Units.

## Signatures
- NEXTERA ENERGY INC: /s/ Mark Hickson, Mark Hickson, Executive Vice President, Corporate Development and Strategy (03/10/2026)
- Mendocino Capital, LLC: /s/ Mark Hickson, Mark Hickson, President (03/10/2026)